Exhibit 99.1

MILLAR WESTERN FOREST PRODUCTS LTD.

INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

(unaudited)

MILLAR WESTERN FOREST PRODUCTS LTD.

BALANCE SHEET

	September 30,	December 31,
	2010	2009
	(unaudited)	(audited)

	(in thousands of Canadian dollars)

ASSETS
Current assets
Cash and cash equivalents	$64,831	$61,186
Accounts and other receivables	42,138	32,098
Inventories (note 3)	50,951	53,943
Prepaid expenses	5,549	4,748
Future income taxes	1,558	1,596
	165,027	153,571
Property, plant and equipment	125,137	117,692
Intangibles and other assets	60,278	64,875
	$350,442	$336,138

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities
Accounts payable and accrued liabilities	$43,563	$40,620
Current portion of long-term debt	855	784
	44,418	41,404

Long-term debt	210,293	215,155
Other obligations	4,781	5,317
Future income taxes	8,183	4,498
	267,675	266,374

Shareholder's equity
Share capital	-	-
Retained earnings	82,767	69,764
	$350,442	$336,138

MILLAR WESTERN FOREST PRODUCTS LTD.

STATEMENTS OF OPERATIONS & COMPREHENSIVE EARNINGS (LOSS)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2010	2009	2010	2009

	(in thousands of Canadian dollars)

Revenue	$83,038	$77,713	$223,415	$190,325

Cost of products sold	52,705	51,152	139,610	147,964
Freight and other distribution costs	13,998	16,184	36,543	42,192
Depreciation and amortization	2,756	5,097	8,262	15,975
General and administration	3,198	3,065	10,313	9,035
Operating earnings (loss)	10,381	2,215	28,687	(24,841)
Financing expenses - net	(4,340)	(4,467)	(13,079)	(13,791)
Unrealized exchange gain on long-term debt	6,764	17,537	4,180	27,987
Other (expense) income (note 4)	(2,787)	(1,685)	(3,067)	(3,219)
Earnings (loss) before income taxes	10,018	13,600	16,721	(13,864)
Income tax (expense) recovery	(1,652)	(1,201)	(3,718)	6,777
Net earnings (loss) & comprehensive earnings (loss)	$8,366	$12,399	$13,003	$(7,087)

STATEMENTS OF RETAINED EARNINGS

(unaudited)

	Nine Months Ended
	September 30
	2010	2009

	(in thousands of Canadian dollars)

Retained earnings - beginning of period	$69,764	$77,247
Net earnings (loss)	13,003	(7,087)
Retained earnings - end of period	$82,767	$70,160

MILLAR WESTERN FOREST PRODUCTS LTD.

STATEMENTS OF CASH FLOWS

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2010	2009	2010	2009

	(in thousands of Canadian dollars)

Cash provided from (used in)
Operating activities
Net earnings (loss)	$8,366	$12,399	$13,003	$(7,087)
Items not affecting cash:
Depreciation and amortization	2,756	5,098	8,262	15,975
Future income tax expense (recovery)	1,657	1,201	3,723	(6,777)
Unrealized foreign-exchange (gain) on long-term debt	(6,764)	(17,537)	(4,180)	(27,987)
Unrealized loss (gain) on derivative contracts (note 4)	1,528	251	1,886	(299)
Reforestation expense	3,069	1,860	6,441	4,429
Loss on disposal of fixed assets (note 4)	612	136	811	887
Inventory valuation (note 3)	(1,782)	(1,996)	(2,426)	2,110
Other	(77)	224	95	484
	9,365	1,636	27,615	(18,265)
Reforestation expenditures	(3,424)	(2,971)	(4,640)	(4,688)
	5,941	(1,335)	22,975	(22,953)

Changes in non-cash components of working capital
Accounts receivable	(11,513)	(5,136)	(11,926)	(7,746)
Inventories	7,606	14,526	3,559	17,487
Prepaid expenses	1,051	3,104	(980)	3,024
Accounts payable and accrued liabilities	7,531	9,226	669	(2,223)
	4,675	21,720	(8,678)	10,542
	10,616	20,385	14,297	(12,411)

Investing activities
Additions to property, plant and equipment	(8,502)	(198)	(12,613)	(829)
Changes in working capital for investing activities	2,273	-	2,273	-
Insurance proceeds for Fox Creek mill (note 6)	-	-	-	25,929
Proceeds on disposal of property, plant and equipment	12	33	245	97
(Increase) decrease in other assets	(21)	-	53	(948)
	(6,238)	(165)	(10,042)	24,249

Financing activities
Long-term debt repayments	(169)	(151)	(611)	(548)
	(169)	(151)	(611)	(548)

Increase in cash	4,210	20,069	3,645	11,290
Cash and cash equivalents - beginning of period	60,621	37,632	61,186	46,411

Cash and cash equivalents - end of period	$64,831	$57,701	$64,831	$57,701

Supplemental cash flow information

Interest paid	$264	$400	$8,796	$10,069

MILLAR WESTERN FOREST PRODUCTS LTD.

SEGMENTED INFORMATION

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2010	2009	2010	2009

	(in thousands of Canadian dollars)

Product segment

Lumber
Revenue	$32,771	$26,556	$94,088	$66,477
Cost of products sold	24,808	22,556	69,939	69,227
Freight and other distribution costs	2,704	3,641	7,604	8,870
Depreciation and amortization	1,000	2,242	2,980	7,151
Operating earnings (loss)	$4,259	$(1,883)	$13,565	$(18,771)

Pulp
Revenue	$50,192	$51,090	$129,104	$123,649
Cost of products sold	27,890	28,595	69,660	78,712
Freight and other distribution costs	11,294	12,543	28,939	33,322
Depreciation and amortization	1,737	2,471	5,224	7,671
Operating earnings	$9,271	$7,481	$25,281	$3,944

Corporate and other
Revenue	$75	$67	$223	$199
Cost of products sold	7	1	11	25
General and administration	3,198	3,065	10,313	9,035
Depreciation and amortization	19	384	58	1,153
Operating loss	$(3,149)	$(3,383)	$(10,159)	$(10,014)

Total
Revenue	$83,038	$77,713	$223,415	$190,325
Cost of products sold and administration	55,903	54,217	149,923	156,999
Freight and other distribution costs	13,998	16,184	36,543	42,192
Depreciation and amortization	2,756	5,097	8,262	15,975
Operating earnings (loss)	$10,381	$2,215	$28,687	$(24,841)

Shipments by business segment

Lumber (millions of board feet)	117	96	318	273

Pulp (thousands of tonnes)	81	92	206	226

	September 30,	December 31,
	2010	2009
Identifiable assets
Lumber	$125,942	$127,845
Pulp	151,438	138,564
Corporate and other	73,061	69,729
	$350,441	$336,138

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010

(unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared by the Company following the same accounting policies and methods as those disclosed in the audited financial statements for the year ended December 31, 2009, except as disclosed in note 2. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted. In the opinion of management, all adjustments that are of a normal and recurring nature, and necessary for a fair presentation of the balance sheet, results of operations, and cash flows of these interim periods, have been included.

2.	CHANGES IN ACCOUNTING ESTIMATES

During the latter part of 2009, the Company undertook a comprehensive review of the useful lives of all its depreciable long-term assets and the related depreciation methods. As a result of this review, the Company determined that the assets' useful life should be extended and, therefore, adjusted its depreciation rates on a prospective basis, with no change to comparative periods. The change had the effect of decreasing depreciation and amortization by approximately $6.3 million in the first three quarters of 2010, based on the net book value of property, plant and equipment and intangible assets at December 31, 2009.

3.	INVENTORIES

	September 30,	December 31,
	2010	2009

Logs	$7,282	$17,493
Pulp	19,430	12,156
Lumber	11,794	11,292
Operating and maintenance supplies	12,445	13,002
	$50,951	$53,943

Total log and finished-product inventory, which reflects net realizable value at September 30, 2010, includes valuation provisions as follows:

Market valuation adjustments	September 30,	December 31,
	2010	2009

Logs	$(283)	$(743)
Pulp	-	-
Lumber	(177)	(2,143)
	$(460)	$(2,886)

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

(unaudited)

4.	OTHER INCOME (EXPENSE)

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009
Loss on disposal of property, plant and equipment	$(612)	$(136)	$(811)	$(887)
Other exchange gain (loss)	(647)	(1,298)	(370)	(2,426)
Unrealized gain (loss) on derivative contracts	(1,528)	(251)	(1,886)	299
Fox Creek insurance claim	-	-	-	(205)
	$(2,787)	$(1,685)	$(3,067)	$(3,219)

5.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

Financial Risk Factors

The Company is exposed to a number of different financial risks arising from the normal course of business, as well as the Company’s use of financial instruments held for trading. These risk factors include market risks relating to commodity pricing. From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity-price risk. The Company does not enter into such agreements for speculative trading purposes. These contracts are generally settled financially, but some may, at the Company’s discretion, be settled by physical delivery of the finished product. Realized gains or losses on the contracts are included in revenue at the time of settlement or delivery. Contracts outstanding at the end of the period are recorded at their fair value, and any unrealized gains or losses are included in other income (expense). The following are the outstanding forward commodity contracts as at September 30, 2010, and the price sensitivity to a change in the forward market.

	Notional Amt.
	Outstanding	Unrealized	Change in	Sensitivity to
	Contracts	Gain(Loss)	Contract Pricing	Price Change
	(U.S. millions)	(Canadian millions)		(Canadian millions)

Lumber futures contracts	$6.2	$(0.5)	US$10/MFBM	$0.3
Pulp futures contracts	$17.2	$(1.8)	US$10/MT	$0.2
	$23.4	$(2.3)		$0.5

All outstanding lumber contracts mature by January 2011. All outstanding pulp contracts mature by February 2011.

The impact on earnings of fluctuations in currency rates is somewhat offset by the corresponding fluctuations in interest payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earnings of fluctuations in currency rates, the Company may enter into forward-exchange contracts to sell U.S. dollars, but does not hold or issue foreign currency financial instruments for speculative purposes. As at September 30, 2010, the Company held US$17.0 million in foreign currency contracts for execution within a year and recorded an unrealized gain of $0.4 million on these contracts.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

(unaudited)

6.	INSURANCE PROCEEDS FOR FIRE AT FOX CREEK MILL

On August 29, 2008, the Company’s Fox Creek wood products operation suffered a fire that extensively damaged the sawmill, rendering it permanently inoperable. The facility was insured at replacement cost. On February 17, 2009, the Company and the insurer agreed to a replacement cost value of up to $38.5 million, assuming the sawmill was rebuilt, and an actual cash value of $30.9 million, assuming the mill was not rebuilt. At December 31, 2008, the Company had received an advance of $5.0 million related to the claim; on March 20, 2009, the Company received the $25.9 million outstanding on the actual cash value. This left an amount of up to $7.6 million potentially payable under the replacement cost provision, in the event the Company proceeded with a rebuild.

In June 2010, the Company announced its decision to rebuild the sawmill, with construction to commence in the third quarter of this year. The Company and the insurer are working to identify those project costs eligible for payment under the replacement cost provision, and the Company will record the forthcoming additional insurance proceeds as income in the period in which the amount can be confirmed.